SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Hong Kong annual report of the Registrant for the year ended December 31, 2002

Exhibit 99.2:	an announcement dated April 28, 2003 and published in the newspapers in Hong Kong on April 29, 2003 announcing that the Registrant’s annual results for the year ended December 31, 2002

Exhibit 99.3:	a press release dated April 28, 2003 announcing the Registrant’s annual results for the year ended December 31, 2002 and the board’s recommendation for the payment of a cash dividend

Exhibit 99.4	an announcement dated April 28, 2003 and published in the newspapers in Hong Kong on April 29, 2003 announcing a major transaction and a connected transaction of the Registrant

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: /s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: April 30, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Hong Kong annual report of the Registrant for the year ended December 31, 2002
Exhibit 99.2:	an announcement dated April 28, 2003 and published in the newspapers in Hong Kong on April 29, 2003 announcing that the Registrant’s annual results for the year ended December 31, 2002
Exhibit 99.3:	a press release dated April 28, 2003 announcing the Registrant’s annual results for the year ended December 31, 2002 and the board’s recommendation for the payment of a cash dividend
Exhibit 99.4	an announcement dated April 28, 2003 and published in the newspapers in Hong Kong on April 29, 2003 announcing a major transaction and a connected transaction of the Registrant